UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                 Commission File Number 038593

(Check One):    [X] Form 10-K    [   ] Form 20-F    [   ] Form 11-K    [  ]
Form 10-Q    [   ] Form N-SAR

For Period Ended:      December 31, 2003

  [   ]  Transition Report on Form 10-K
  [   ]  Transition Report on Form 20-F
  [   ]  Transition Report on Form 11-K
  [   ]  Transition Report on Form 10-Q
  [   ]  Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                       PART I
                              REGISTRANT INFORMATION

Capital Partners II, Ltd. Liquidating Trust
_________________________________________________________
Full Name of Registrant

5646 Milton Street Suite 900
_________________________________________________________
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75206
__________________________________________________________
City, State and Zip Code


                                     PART II
                             RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
                     (Mark box if appropriate)                    [X]

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                     PART III
                                    NARRATIVE

       Capital Partners II, Ltd. Liquidating Trust (the "Trust") will not file its Annual Report on Form 10-K for the period ending December 31, 2003 with the Securities and Exchange Commission on a timely basis. The inability to file on a timely basis results from (1) the transition of the Trust in engaging new auditors; and (2) the efforts to try to hold down costs to the Trust during this winding-down period of the Trust. As previously reported on Form 8-K, the previous auditor for the Trust determined not to register with the Public Accounting Oversight Board, and it required additional time for the Trustee to identify and retain another auditor to audit the Trust's financial statements for the year ended December 31, 2003. The reasons causing the inability to file as described herein could not be eliminated by the Trust without unreasonable effort or expense.



                                   PART IV
                             OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            John S. Daniels             (214)             368-9405
       _________________________     ___________    ____________________
                (Name)               (Area Code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X]  Yes    [  ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                    [  ]  Yes    [X]   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Capital Partners II, Ltd. Liquidating Trust
                 ___________________________________________
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004                   By:  /s/ Thomas W. Pauken
                                           ______________________
                                           Thomas W. Pauken
                                           Trustee



                                                                  EXHIBIT 99.1






                               AUDITOR'S STATEMENT


As a result of Whitley Penn not being engaged until March 19, 2004, to perform the audit of the financial statements for the year ended December 31, 2003, of Capital Partners II, Ltd. Liquidating Trust (the "Company"), the audit has not been completed as of this date and an extension to file the Company's Form 10-K with the Securities and Exchange Commission should be requested by the Company. We currently anticipate completing our audit within the 15-day extension period.





/s/  Whitley Penn


March 30, 2004
Dallas, Texas